UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-37779
CUSIP NUMBER G3402M 102 G3402M 110

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FGL Holdings
Full Name of Registrant

Not Applicable
Former Name if Applicable

Sterling House, 16 Wesley Street
Address of Principal Executive Office (Street and Number)

Hamilton HM CX, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FGL Holdings (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the year ending December 31, 2017 (the “Form 10-K”) within the prescribed time period because the Company consummated a business combination transaction on November 30, 2017 that resulted in, among other things, a transition in the management and change in structure of the Company. Due to the complex nature of the transaction and the extensive and complex accounting and disclosure requirements related to the transaction, the Company requires additional time to gather information and finalize its financial statements and Form 10-K. As a result, the Company will take additional time to file its Form 10-K. The Company expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric L. Marhoun	(800)	445-6758
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company (formerly known as CF Corporation) was originally incorporated as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more target businesses. As disclosed in the Company's Current Report on Form 8-K filed with the SEC on December 1, 2017, on November 30, 2017, CF Corporation consummated the acquisition of Fidelity & Guaranty Life, a Delaware corporation (“FGL”), pursuant to the Agreement and Plan of Merger, dated as of May 24, 2017, as amended (the “Merger Agreement”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”

As a result of the Business Combination, for accounting purposes, FGL Holdings is the acquirer and FGL is the acquired party and accounting predecessor. Accordingly, the Company’s historical financial information included in the Form 10-K for periods prior to the Business Combination will be comprised of the historical financial information of FGL. The Company’s financial information for the year ended December 31, 2017 will include the financial information and activities of FGL and its subsidiaries for the periods prior to the Business Combination and the Company, including the consolidation of FGL and its subsidiaries, for periods from and after the closing of the Business Combination.

FGL Holdings

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2018	By:	/s/ Eric L. Marhoun
Eric L. Marhoun
General Counsel and Secretary